EXHIBIT 99.7

Amryt Reports Q3 2022 Financial and Operational Results

8.2% YoY revenue growth in Q3 to $61.1M - 12.5% on a constant currency basis

11th consecutive quarter of positive EBITDA generation; $12.5M in Q3 2022

Operating cash flows of $14.3M for Q3 2022

Cash of $83.4M at September 30, 2022

Mycapssa® revenues increased 26.9% QoQ to $5.7M and 292.8% YoY

CHMP positive opinion for Mycapssa® for the treatment of acromegaly in the EU

Pathway agreed with the FDA to initiate a Phase 3 study for NET - expected in Q1 2023

Filsuvez® European launch progressing well

Significant metreleptin LATAM $8.3M tender won - revenue expected to be recognized in Q4

Reaffirming FY 2022 revenue guidance to $260M - $270M, representing 17-21% YoY growth

Conference call and webcast today at 0830 ET / 1230 GMT

DUBLIN, Ireland, and Boston MA, November 3, 2022, Amryt (Nasdaq: AMYT), a global, commercial-stage biopharmaceutical company dedicated to acquiring, developing and commercializing novel treatments for rare diseases, today provides a business update and announces unaudited financial results for the third quarter ended September 30, 2022.

Joe Wiley, CEO of Amryt Pharma, commented: “We are pleased to report today’s strong operational and financial results which reflect another excellent quarter for Amryt. These results demonstrate the robust growth we are experiencing and represent our eleventh consecutive quarter of positive EBITDA generation.

Our commercial team delivered a record Mycapssa® quarter with revenue growth of 26.9% QoQ and 292.8% YoY which illustrates the success of the relaunch initiatives we highlighted previously. In Q3, we added an additional 31 new prescribers which brings the YTD total new prescribers to 89, the vast majority of whom are community-based physicians. During the quarter, we also successfully negotiated our first PBM contract with Express Scripts which will greatly simplify the patient access process for Mycapssa®.

Regarding Filsuvez®, the MHRA approved the product for the treatment of partial thickness wounds associated with dystrophic and junctional EB in patients 6 months and older in Great Britain.   This follows on from the approval earlier on in the summer of Filsuvez® in the EU. Filsuvez® has now been launched successfully in Europe and we are encouraged by early demand.

Given the strong underlying performance of our business year to date and notwithstanding the significant impact of the strengthening US dollar on our Euro revenues, we are today reaffirming our full year 2022 revenue guidance of $260-$270 million which represents growth of 17%-21% over 2021.”

Q3 2022 and Recent Business Highlights:
Metreleptin

  Metreleptin delivered significant growth in the US with revenues growing by 10.3% YoY in Q3 2022 with patients on therapy in the US now at an all time high
  Robust EMEA patient demand continued in Q3 and patients on therapy grew by 25.4% YoY, however revenues were impacted by a strong US dollar. Growth on a constant currency basis during Q3 would have been 13.8% YoY.
  EMEA growth drivers include reimbursement for partial lipodystrophy (PL) in Italy, general lipodystrophy (GL) in the Netherlands and a strong performance in Turkey and the Middle East
  Reimbursement processes are also being progressed in six other EMEA markets
  Significant LATAM tender process won and order for $8.3M expected in Q4 revenues

Lomitapide

  EMEA lomitapide revenues impacted by strong US dollar despite increasing patient numbers
  Robust EMEA patient demand continued in Q3 and patients on therapy grew by 20.6% YoY. Revenue growth on a constant currency basis during Q3 would have been 11.8% YoY.
  Performance in Q3 has been strong in all EU countries - driven by Germany, Greece and Spain
  Recent $6M annualized Saudi Arabia tender awarded with deliveries expected in Q4 2022

Mycapssa®

  Mycapssa® relaunch progressing well - steady increase in prescriber base with an additional 31 new prescribers added in Q3, 97% of whom were community-based physicians - this brings the YTD total for new prescribers to 89
  Continued engagement with broad group of endocrinologists during the quarter through in person calls and presence at 11 regional conferences
  Additional 22 million covered lives for Mycapssa®️, as a result of successful removal from Express Scripts National Formulary Exclusion list effective early September
  Pathway agreed with the FDA to initiate a Phase 3 study for NET - expected in Q1 2023
  CHMP positive opinion for the use of Mycapssa® in Acromegaly in the EU - European Commission (EC) recommendation is expected on Mycapssa® by end of Q4 2022
  COMP positive opinion on Orphan Disease Designation for Mycapssa® for the treatment of acromegaly
  Presented Mycapssa® data from MPOWERED Phase 3 trial at ENEA 2022 meeting
  Mycapssa® new US patent announced, further strengthening IP portfolio with protection to 2040
  Received Orphan Drug Designation from the FDA for Mycapssa® for the treatment of carcinoid syndrome associated with neuroendocrine tumors (NET)

Filsuvez®1

  Filsuvez® launched in Germany in September
  Good demand since launch - exceeding forecasts in first month
  Strong inbound interest from other EU countries
  Expect to begin deliveries to EB patients in other EU countries by end Q4
  Filsuvez® approved in Great Britain for the treatment of partial thickness wounds associated with dystrophic and junctional EB in patients 6 months and older
  Presented new positive open-label 12-month data analyses from the EASE Phase 3 trial in EB at SPD 2022
  British Journal of Dermatology published results from EASE Phase 3 Trial in EB

Corporate

  Stock repurchase program - 294,182 ADSs purchased in Q3 2022 at a weighted average price of $7.43 for a total cost of approx. $2.19M
  Distribution agreements signed with Farmamondo for markets within the APAC region
  Legacy Aegerion Corporate Integrity Agreement (CIA) - term of enforcement ended in September 2022
  FY 2022 revenue guidance of $260M - $270M reaffirmed, representing 17-21% growth over 2021

Q3 2022 Commercial Product Performance:

	Q3 2022 (unaudited)
US$’000	US	EMEA	Other	Total
Metreleptin	20,670	16,381	875	37,926
Lomitapide	7,967	6,149	3,069	17,185
Mycapssa®	5,708	-	-	5,708
Filsuvez®	-	27	192	219
Other	-	88	-	88
Total revenue	34,345	22,645	4,136	61,126

	Q3 2021 (unaudited)
US$’000	US	EMEA	Other	Total
Metreleptin	18,748	15,618	1,926	36,292
Lomitapide	8,568	6,406	3,565	18,539
Mycapssa®	1,453	-	-	1,453
Filsuvez®	-	-	69	69
Other	-	166	-	166
Total revenue	28,769	22,190	5,560	56,519
  8.2% YoY revenue growth in Q3 2022 to $61.1M (Q3 2021: $56.5M); 12.5% YoY revenue growth on a constant currency basis
  4.5% increase in metreleptin revenues YoY to $37.9M in Q3 2022 (Q3 2021: $36.3M)
  US accounted for 54.5% of global metreleptin revenues and EMEA accounted for 43.2% in Q3 2022
  US metreleptin revenues grew by 10.3% YoY and EMEA metreleptin revenues grew by 4.9% YoY in Q3 2022
  US accounted for 46.4% of global lomitapide revenues and EMEA accounted for 35.8% in Q3 2022
  292.8% increase in Mycapssa® revenues YoY to $5.7M in Q3 2022 (Q3 2021: $1.5M) and 26.9% growth versus Q2 2022

Q3 2022 Financial Highlights:

  $10.5M operating loss before finance expense for Q3 2022 (Q3 2021: $21.4M operating loss). Excluding non-cash items and share based compensation expenses, this resulted in EBITDA3 of $12.5M.
  Filsuvez® EMA approval €10.0M ($9.7M) milestone payment paid in Q3 2022
  Filsuvez® CVR on EMA approval of $5.7M paid in Q3 2022
  Cash of $83.4M at September 30, 2022 (June 30, 2022: $90.7M). Excluding the impact of the EMA milestone payment and CVR, cash would have increased to $98.8M at September 30, 2022.
  The strengthening US dollar impacts Euro denominated revenues but has a negligible effect on EBITDA given the natural hedge created by Euro denominated costs

IFRS and non-GAAP adjusted Q3 2022 results:

US$M	Q3 2021 (unaudited)	Q3 2022 (unaudited)	Q3 2022 Non-cash adjustments[2]	Q3 2022 Non-GAAP Adjusted
Revenue	56.5	61.1	-	61.1
Gross profit	29.3	27.4	19.7	47.1
R&D expenses	(11.0)	(8.0)	-	(8.0)
SG&A expenses	(25.7)	(27.0)	0.4	(26.6)
Restructuring and acquisition costs	(11.3)	-	-	-
Share based compensation expenses	(2.7)	(2.9)	2.9	-
Operating (loss) / profit before finance expense	(21.4)	(10.5)	23.0	12.5[3]
Operating (loss) / profit before finance expense and restructuring and acquisition costs	(10.1)	(10.5)	23.0	12.5[3]

1  Filsuvez® (birch extract) gel (“Filsuvez®”) has been selected as the brand name for Oleogel-S10. Filsuvez® is approved in the EU and Great Britain for the treatment of partial thickness wounds associated with junctional and dystrophic Epidermolysis Bullosa in patients 6 months and older.

2  Non-cash items include amortisation of the acquired metreleptin, lomitapide, Mycapssa® and Filsuvez® intangible assets ($16.6M), amortisation of the inventory fair value step-up related to the acquisition of Chiasma, Inc. ($3.1M), depreciation and amortisation ($0.4M) and share based compensation expenses ($2.9M).

3  EBITDA is earnings before interest, tax, depreciation, amortisation and share based compensation expenses. To supplement Amryt's financial results presented in accordance with IFRS generally accepted accounting principles, the Company uses EBITDA as a key measure of company performance as the Company believes that this measure is most reflective of the operational profitability or loss of the Company and provides management and investors with useful supplementary information which can enhance their ability to evaluate the operating performance of the business. EBITDA, as measured by the Company, is not meant to be considered in isolation or as a substitute to operating profit / loss attributable to Amryt and should be read in conjunction with the Company's condensed consolidated financial statements prepared in accordance with IFRS.

Filsuvez® Regulatory Update:
In June and September respectively, Amryt announced the European Commission (EC) and UK Medical Healthcare & Products Regulatory Agency (MHRA) approval of Filsuvez® in the European Union (EU) and Great Britain for the treatment of partial thickness wounds associated with dystrophic and junctional Epidermolysis Bullosa (EB) in patients 6 months and older. EB is a rare and distressing genetic skin disorder affecting young children and adults for which, until now, there has been no approved treatment in any market.

The EC and MHRA approvals of Filsuvez® are supported by Phase 3 data from the EASE trial which was the largest ever global trial conducted in patients with EB, performed across 58 sites in 28 countries.

As previously announced, Amryt plans to proceed to the Formal Dispute Resolution pathway with the FDA’s Center for Drug Evaluation and Research (CDER) by which NDA applicants can seek to resolve scientific and/or medical disputes that cannot be resolved at the division level. The Company expects to submit the formal dispute resolution in November 2022.

Guidance & Outlook:
Given the continued strong performance of the Company’s commercial products and notwithstanding the impact of the strengthening US dollar on the Company’s Euro denominated revenues, the board is today reaffirming revenue guidance for FY 2022 in the range of $260M - $270M which represents growth of 17% to 21% on FY 2021.

Conference Call & Webcast:
Amryt will host a conference call and webcast for analysts and investors today at 0830 ET/1230 GMT.

Webcast Player URL: https://edge.media-server.com/mmc/p/6nxxorrj

Telephone Dial in details:

Standard International Number	+ 39 (0) 02 802 0911
United States	+1 718 705 8796
United Kingdom	+44 (0) 1212 818004
Ireland	+353 (1) 526 9444

A playback facility will be available from November 3, 2022 - November 10, 2022. Access details for the playback facility are as follows: Dial +39 02 802 0987 then press 700723# and 723#.

About Amryt
Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases. Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt’s commercial business comprises four orphan disease products – metreleptin (Myalept®/ Myalepta®); oral octreotide (Mycapssa®); lomitapide (Juxtapid®/ Lojuxta®); and Oleogel-S10 (Filsuvez®).

Myalept®/Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) as an adjunct to diet for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control. For additional information, please follow this link.

Mycapssa® (octreotide capsules) is approved in the US for long-term maintenance therapy in acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide. Mycapssa® is the first and only oral somatostatin analog approved by the FDA. Mycapssa® has also been submitted to the EMA and has received a positive opinion by the CHMP recommending the approval of Mycapssa® in the European Union (EU). For additional information, please follow this link.

Juxtapid®/Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia ("HoFH") in the US, Canada, Colombia, Argentina and Japan (under the trade name Juxtapid®) and in the EU, Israel, Saudi Arabia and Brazil (under the trade name Lojuxta®). For additional information, please follow this link.

Filsuvez® (Oleogel-S10) is approved in the EU and Great Britain for the treatment of partial thickness wounds associated with junctional and dystrophic Epidermolysis Bullosa in patients 6 months and older.

Amryt’s pre-clinical gene therapy candidate, AP103, offers a potential treatment for patients with Dystrophic EB, and the polymer-based delivery platform has the potential to be developed for the treatment of other genetic disorders.

For more information on Amryt, including products, please visit www.amrytpharma.com.

Forward-Looking Statements
This announcement may contain forward-looking statements and the words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project" and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-looking statements in this announcement are based on numerous assumptions and Amryt's present and future business strategies and the environment in which Amryt expects to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond Amryt's ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt's ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management.

Contacts
Joe Wiley, CEO / Rory Nealon, CFO/COO, +353 (1) 518 0200, ir@amrytpharma.com
Tim McCarthy, LifeSci Advisors, LLC, +1 (917) 679 9282, tim@lifesciadvisors.com

Amryt Pharma plc
Condensed Consolidated Statement of Comprehensive Loss

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2022 (unaudited)	2021 (unaudited)	2022 (unaudited)	2021 (unaudited)
		US$’000	US$’000	US$’000	US$’000
Revenue	3	61,126	56,519	188,791	167,713
Cost of product sales		(14,036)	(14,127)	(45,502)	(41,108)
Amortization of acquired intangibles		(16,593)	(12,701)	(45,490)	(34,184)
Inventory fair value step-up		(3,074)	(437)	(6,850)	(1,641)
Total of cost of sales		(33,703)	(27,265)	(97,842)	(76,933)
Gross profit		27,423	29,254	90,949	90,780
Research and development expenses		(8,005)	(11,000)	(28,556)	(28,454)
Selling, general and administrative expenses		(26,976)	(25,706)	(82,918)	(62,438)
Restructuring and acquisition costs	5	(9)	(11,226)	(676)	(14,679)
Share based payment expenses	4	(2,902)	(2,689)	(8,930)	(5,905)
Operating loss before finance expense		(10,469)	(21,367)	(30,131)	(20,696)
Non-cash change in fair value of contingent consideration	5	(771)	(3,030)	3,522	(8,897)
Non-cash contingent value rights (loss)/gain	5	(504)	(1,915)	781	(5,515)
Net finance expense – other		(6,356)	(6,424)	(24,243)	(20,163)
Loss on ordinary activities before taxation		(18,100)	(32,736)	(50,071)	(55,271)
Tax (charge)/credit on loss on ordinary activities		(2,695)	15,527	7,736	14,726
Loss for the period attributable to the equity holders of the Company		(20,795)	(17,209)	(42,335)	(40,545)
Exchange translation differences which may be reclassified through profit or loss		(14)	240	(383)	2,583
Total other comprehensive (loss)/income		(14)	240	(383)	2,583
Total comprehensive loss for the period attributable to the equity holders of the Company		(20,809)	(16,969)	(42,718)	(37,962)

Loss per share
Loss per share - basic and diluted, attributable to ordinary equity holders of the parent (US$)	6	(0.06)	(0.07)	(0.13)	(0.20)

Amryt Pharma plc
Condensed Consolidated Statement of Financial Position

		As at,
	Note	September 30, 2022 (unaudited)	December 31, 2021 (restated*)
		US$’000	US$’000
Assets
Non-current assets
Goodwill	7	54,124	54,124
Intangible assets	7	449,816	503,330
Property, plant and equipment		6,738	7,416
Other non-current assets		1,749	1,885
Total non-current assets		512,427	566,755
Current assets
Trade and other receivables	8	50,810	53,908
Inventories	9	90,238	81,835
Cash and cash equivalents, including restricted cash	10	83,400	113,032
Total current assets		224,448	248,775
Total assets		736,875	815,530

Equity and liabilities
Equity attributable to owners of the parent
Share capital	11	25,561	25,500
Share premium	11	322,982	318,153
Other reserves	11	247,122	246,303
Accumulated deficit		(271,388)	(231,194)
Total equity		324,277	358,762
Non-current liabilities
Contingent consideration and contingent value rights	5	51,820	81,113
Deferred tax liability		5,809	15,144
Long term loan	12	98,945	93,395
Convertible notes	13	109,655	105,788
Provisions and other liabilities	14	3,225	4,049
Total non-current liabilities		269,454	299,489
Current liabilities
Trade and other payables		134,947	149,734
Provisions and other liabilities	14	6,966	7,545
Contingent consideration	5	1,231	—
Total current liabilities		143,144	157,279
Total liabilities		412,598	456,768
Total equity and liabilities		736,875	815,530

*see Note 16

Amryt Pharma plc
Condensed Consolidated Statement of Cash Flows

	Nine months ended September 30,
	Note	2022 (unaudited)	2021 (unaudited)
		US$’000	US$’000
Cash flows from operating activities
Loss on ordinary activities after taxation		(42,335)	(40,545)
Net finance expense - other		24,243	20,163
Depreciation and amortization		46,672	35,238
Amortization of inventory fair value step-up		6,850	1,641
Share based payment expenses	4	8,930	5,905
Non-cash change in fair value of contingent consideration	5	(3,522)	8,897
Non-cash contingent value rights (loss)/gain	5	(781)	5,515
Deferred taxation credit		(9,335)	(15,677)
Movements in working capital and other adjustments:
Change in trade and other receivables	8	3,287	(2,609)
Change in trade and other payables		(17,205)	(108,468)
Change in provision and other liabilities	14	(848)	(2,756)
Change in inventories		(15,253)	39
Change in non-current assets		136	763
Net cash flow from/(used in) operating activities		839	(91,894)

Cash flow from investing activities
Net cash received on acquisition of subsidiary		—	107,942
Milestone payments for contingent consideration and contingent value rights		(16,208)	—
Payments for property, plant and equipment		(892)	(92)
Payments for intangible assets		(109)	(830)
Deposit interest received		135	3
Net cash flow used in investing activities		(17,074)	107,023

Cash flow from financing activities
Net proceeds/(costs) from issue of equity instruments		1,311	(116)
Payments for share repurchases under Share buyback program		(2,197)	—
Proceeds from long term borrowings - net of debt issue costs		98,344	—
Repayment of long term debt		(98,761)	—
Interest paid		(8,997)	(7,597)
Payment of leases		(912)	(789)
Net cash flow used in financing activities		(11,212)	(8,502)

Exchange and other movements		(2,185)	(2,248)

Net change in cash and cash equivalents		(29,632)	4,379
Cash and cash equivalents at beginning of the period		113,032	118,798
Restricted cash at end of the period	10	150	50
Cash at bank available on demand at end of the period	10	83,250	123,127
Total cash and cash equivalents at end of the period	10	83,400	123,177

Amryt Pharma plc
Condensed Consolidated Statement of Changes in Equity
For the period ended September 30, 2022

	Note	Share capital	Share premium	Treasury shares	Share based payment reserve	Merger reserve	Reverse acquisition reserve	Equity component of convertible notes	Other distributable reserves	Currency translation reserve	Accumulated deficit	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2022 as restated*		25,500	318,153	—	20,593	42,627	(73,914)	29,210	217,634	10,153	(231,194)	358,762
Loss for the period		—	—	—	—	—	—	—	—	—	(42,335)	(42,335)
Foreign exchange translation reserve		—	—	—	—	—	—	—	—	(383)	—	(383)
Total comprehensive loss		—	—	—	—	—	—	—	—	(383)	(42,335)	(42,718)
Transactions with owners
Issue of shares for share options exercised and vesting of RSUs	11	120	6,535	—	(5,155)	—	—	—	—	—	—	1,500
Shares repurchased from Share buyback	11	(59)	(1,706)	(432)	—	—	—	—	—	—	—	(2,197)
Share based payment expense	4	—	—	—	8,930	—	—	—	—	—	—	8,930
Share based payment expense – Lapsed		—	—	—	(2,141)	—	—	—	—	—	2,141	—
Total transactions with owners		61	4,829	(432)	1,634	—	—	—	—	—	2,141	8,233
Balance at September 30, 2022 (unaudited)		25,561	322,982	(432)	22,227	42,627	(73,914)	29,210	217,634	9,770	(271,388)	324,277

* see Note 16

For the period ended September 30, 2021

	Note	Share capital	Share premium	Warrant reserve	Treasury shares	Share based payment reserve	Merger reserve	Reverse acquisition reserve	Equity component of convertible notes	Other distributable reserves	Currency translation reserve	Accumulated deficit	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2021 (audited)		13,851	51,408	14,762	(7,421)	7,860	42,627	(73,914)	29,210	217,634	5,730	(235,605)	66,142
Loss for the period		—	—	—	—	—	—	—	—	—	—	(40,545)	(40,545)
Foreign exchange translation reserve		—	—	—	—	—	—	—	—	—	2,583	—	2,583
Total comprehensive loss		—	—	—	—	—	—	—	—	—	2,583	(40,545)	(37,962)
Transactions with owners
Issue of treasury shares in exchange for warrants	11	23	99	—	439	—	—	—	—	—	—	—	561
Issue of treasury shares for share options exercised	11	25	89	—	465	(191)	—	—	—	—	—	—	388
Issue of shares and treasury shares in exchange for warrants	11	749	7,496	(14,762)	6,517	—	—	—	—	—	—	—	—
Issue of shares in consideration of Chiasma acquisition	5	10,547	249,789	—	—	—	—	—	—	—	—	—	260,336
Share based payment reserve recognized on Chiasma acquisition	11	—	—	—	—	10,157	—	—	—	—	—	—	10,157
Issue of shares for share options exercised and vesting of RSUs	11	66	1,897	—	—	(1,467)	—	—	—	—	—	—	496
Share based payment expense	4	—	—	—	—	5,905	—	—	—	—	—	—	5,905
Share based payment expense - Lapsed		—	—	—	—	(54)	—	—	—	—	—	54	—
Total transactions with owners		11,410	259,370	(14,762)	7,421	14,350	—	—	—	—	—	54	277,843
Balance at September 30, 2021 (unaudited)		25,261	310,778	—	—	22,210	42,627	(73,914)	29,210	217,634	8,313	(276,096)	306,023

1. General information

Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases. Amryt comprises a strong and growing portfolio of commercial and development assets.

As used herein, references to ‘‘we,’’ ‘‘us,’’ ‘‘Amryt’’ or the ‘‘Group’’ in these condensed consolidated interim financial statements shall mean Amryt Pharma plc and its global subsidiaries, collectively. References to the ‘‘Company’’ in these condensed consolidated interim financial statements shall mean Amryt Pharma plc.

Amryt Pharma plc is a company incorporated in England and Wales. The Company is listed on Nasdaq (ticker: AMYT). The Company was also listed on the AIM market of the London Stock Exchange (ticker: AMYT) up until January 11, 2022, on which date the Company completed the cancellation its admission to AIM. The cancellation was announced by the Company on November 22, 2021, and following the AIM delisting, the Company’s American Depositary Shares (“ADSs”) remain listed, and will only be tradeable, on Nasdaq. The Company’s last day of trading on AIM was January 10, 2022.

Amryt acquired Chiasma, Inc. (“Chiasma”) in August 2021. The combined company will be a global leader in rare and orphan diseases with four on-market commercial products, a global commercial and operational footprint and a significant development pipeline of therapies with the financial flexibility to execute its growth plans. Amryt’s commercial business comprises four orphan disease products – metreleptin (Myalept®/ Myalepta®); oral octreotide (Mycapssa®); lomitapide (Juxtapid®/ Lojuxta®); and Oleogel-S10 (Filsuvez®).

Filsuvez® (Oleogel-S10) is approved in the EU and Great Britain for the treatment of partial thickness wounds associated with junctional and dystrophic Epidermolysis Bullosa in patients 6 months and older.

During Q2 2022, Amryt had a Type A meeting with the FDA to discuss the issues raised in the Complete Response Letter (CRL) received in February 2022 relating to Amryt’s New Drug Application (NDA) for Oleogel-S10. Following this meeting, Amryt is proceeding to the Formal Dispute Resolution pathway in the FDA’s Center for Drug Evaluation and Research (CDER) by which NDA applicants can seek to resolve scientific and/or medical disputes that cannot be resolved at the division level. The Company expects to submit the formal dispute resolution in November.

2. Accounting policies

Basis of preparation

The condensed consolidated interim financial statements of the Group have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all the information required in annual financial statements in accordance with International Financial Reporting Standards (‘‘IFRS’’) and should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2021. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the Group’s financial position and performance since the last annual financial statements. The accounting policies used in the preparation of the interim financial information are the same as those used in the Group’s audited financial statements for the year ended December 31, 2021, and those which are expected to be used in the financial statements for the year ended December 31, 2022.

Results for the nine-month period ended September 30, 2022, are not necessarily indicative of the results that may be expected for the financial year ending December 31, 2022.

Basis of going concern

Having considered the Group’s current financial position and cash flow projections, the Board of Directors believes that the Group will be able to continue in operational existence for at least the next 12 months from the date of approval of these condensed consolidated interim financial statements and that it is appropriate to continue to prepare the condensed consolidated interim financial statements on a going concern basis.

As part of their inquiries, the Board of Directors reviewed budgets, projected cash flows, and other relevant information for a period not less than 12 months from the date of approval of the condensed consolidated interim financial statements for the period ended September 30, 2022.

Basis of consolidation

The condensed consolidated interim financial statements comprise the financial statements of the Group for the period ended September 30, 2022. Subsidiaries are entities controlled by the Company. Where the Company has control over an investee, it is classified as a subsidiary. The Company controls an investee if all three of the following elements are present: power over an investee, exposure or rights to variable returns from its involvement with the investee and the ability to use its power to affect those variable returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.

Subsidiaries are fully consolidated from the date that control commences until the date that control ceases. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group. Intergroup balances and any unrealized gains or losses, income or expenses arising from intergroup transactions are eliminated in preparing the condensed consolidated interim financial statements.

Presentation of balances

The condensed consolidated interim financial statements are presented in U.S. dollars (‘‘US$’’), rounded to the nearest thousand, which is the functional currency of the Company and presentation currency of the Group.

The following table discloses the major exchange rates of those currencies other than the functional currency of US$ that are utilized by the Group:

Foreign currency units to 1 US$	€	£	ILS	NOK	DKK
Average three-month period to September 30, 2022 (unaudited)	0.9919	0.8496	3.3994	9.9752	7.3795
Average nine-month period to September 30, 2022 (unaudited)	0.9403	0.7966	3.3118	9.4089	6.9958
At September 30, 2022 (unaudited)	1.0275	0.9148	3.5461	10.7479	7.6414

Foreign currency units to 1 US$	€	£	ILS	NOK	DKK
Average period to December 31, 2021 (audited)	0.8454	0.7271	3.2322	8.5975	6.2875
At December 31, 2021 (audited)	0.8830	0.7413	3.1115	8.8074	6.5664

Foreign currency units to 1 US$	€	£	ILS	NOK	DKK
Average three-month period to September 30, 2021 (unaudited)	0.8479	0.7252	3.2342	8.7609	6.3057
Average nine-month period to September 30, 2021 (unaudited)	0.8358	0.7221	3.2573	8.5522	6.2158
At September 30, 2021 (unaudited)	0.8589	0.7417	3.2149	8.7140	6.3870

(€ = Euro; £ = Pounds Sterling, ILS = Israeli Shekel, NOK = Norwegian Kroner, DKK = Danish Kroner)

Changes in accounting policies and disclosures

There are no new standards and amendments to IFRS effective as of January 1, 2022, that are relevant to the Group.

Critical accounting judgements and key sources of estimation uncertainty

In preparing these condensed consolidated interim financial statements in conformity with IFRS management is required to make judgements, estimates and assumptions that affect the application of policies and amounts reported in the condensed consolidated interim financial statements and accompanying notes. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The significant estimates, assumptions or judgements, applied in the condensed consolidated interim financial statements were the same as those applied in the Group’s audited financial statements for the year ended December 31, 2021.

Principal accounting policies

The condensed consolidated interim financial statements have been prepared in accordance with the accounting policies adopted in the Group’s audited financial statements for the year ended December 31, 2021.

3. Segment information

The Group is a global, commercial-stage biopharmaceutical company dedicated to commercializing and developing novel therapeutics to treat patients suffering from serious and life-threatening rare diseases.

The Group currently operates as one business segment, pharmaceuticals, and is focused on the development and commercialization of four commercial products and a number of development products. The Group derives its revenues primarily from one source, being the pharmaceutical sector with high unmet medical need.

The Group’s Chief Executive Officer, Joseph Wiley, is currently the Company’s chief operating decision maker (‘‘CODM’’). The Group does not operate any separate lines of business or separate business entities with respect to its products. Accordingly, the Group does not accumulate discrete financial information with respect to separate service lines and does not have separate reportable segments. The following table summarizes total revenues from external customers by product and by geographic region, based on the location of the customer.

	Three months ended September 30, 2022 (unaudited)
	U.S.	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	20,670	16,381	875	37,926
Lomitapide	7,967	6,149	3,069	17,185
Mycapssa®	5,708	—	—	5,708
Filsuvez®	—	27	192	219
Other	—	88	—	88
Total revenue	34,345	22,645	4,136	61,126

	Three months ended September 30, 2021 (unaudited)
	U.S.	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	18,748	15,618	1,927	36,293
Lomitapide	8,568	6,406	3,564	18,538
Mycapssa®	1,453	—	—	1,453
Filsuvez®	—	—	69	69
Other	—	166	—	166
Total revenue	28,769	22,190	5,560	56,519

	Nine months ended September 30, 2022 (unaudited)
	U.S.	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	61,225	56,495	4,251	121,971
Lomitapide	23,606	20,334	8,436	52,376
Mycapssa®	13,634	—	—	13,634
Filsuvez®	—	27	334	361
Other	—	449	—	449
Total revenue	98,465	77,305	13,021	188,791

	Nine months ended September 30, 2021 (unaudited)
	U.S.	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	52,726	39,594	16,992	109,312
Lomitapide	25,382	21,338	9,452	56,172
Mycapssa®	1,453	—	—	1,453
Filsuvez®	—	—	194	194
Other	—	582	—	582
Total revenue	79,561	61,514	26,638	167,713

Major Customers

For the three and nine months ended September 30, 2022, one customer accounted for 47% and 45% of the Group’s net revenues (2021: 47% and 48%) and accounted for 40% of the Group’s September 30, 2022, accounts receivable balance (December 31, 2021: 36%).

4. Share based payments

Share-based Compensation Plans

Amryt’s Equity Incentive Plan

Amryt’s Equity Incentive Plan was adopted by a special resolution on September 23, 2019. Prior to such date, we granted options under a prior employee share option plan, which had the same terms and conditions as the Equity Incentive Plan. On September 24, 2019, all options held under our prior share option plan were rolled over into options to subscribe for our ordinary shares with the key terms including strike price, vesting and the expiration date of such rolled over options remaining the same as they were on the issue date of the options under the prior share option plan. The Equity Incentive Plan was approved for amendment by the Board on May 18, 2020, August 3, 2021, and November 2, 2021. The purpose of the Plan is to provide for the granting of Equity Incentives to Directors and Employees of, and Consultants to, the Company or any Associated Company.

Chiasma Equity Incentive Plan

When Amryt acquired Chiasma in August 2021, the Chiasma Stock Option and Incentive Plan transferred across to Amryt. Each outstanding and unexercised Chiasma Stock Option or RSU, whether vested or not vested, ceased to represent a right to acquire shares of Chiasma common stock and were converted into an option to purchase Amryt ADSs on the same terms and conditions as were applicable under such Chiasma Stock Option and Incentive Plan immediately prior to the acquisition.

No new stock option or RSUs will be granted under the Chiasma stock option and incentive plan.

Terms and Conditions of New Share Option Grants

The terms and conditions of new grants are as follows, whereby all options are settled by physical delivery of shares:

Vesting conditions

The employee share options vest following a period of service by the officer or employee. The required period of service is determined by the Remuneration Committee at the date of grant of the options. There are no market conditions associated with the share option vesting periods.

Contractual life

The term of an option is determined by the Remuneration Committee provided that the term may not exceed a period of seven to ten years from the date of grant. All options will terminate 90 days after termination of the option holder’s employment, service or consultancy with the Group except in certain circumstances or where a longer period is approved by the Board of Directors. Under certain circumstances involving a change in control of the Group, some options will automatically accelerate and become exercisable in full as of a date specified by the Board of Directors.

All share option incentives granted are in the form of ordinary shares. Share option exercise prices below are the exercise price per ordinary share. The ADS equivalent exercise price will be the ordinary share exercise price multiplied by five and the number of ADSs will be the number of ordinary shares divided by five.

The number and weighted average exercise price (in Sterling pence) of share options per ordinary share granted under Amryt’s Equity Incentive Plan and the Chiasma stock option and incentive plan is as follows:

	Amryt Equity Incentive Plan		Chiasma Stock Option and Incentive Plan
	Units	Weighted average exercise price (Sterling pence)	Units	Weighted average exercise price (Sterling pence)
Balance at January 1, 2021	18,753,648	122.79p	—	—
Granted	11,337,459	190.88p	—	—
Transferred to Amryt on acquisition	—	—	18,139,060	189.07p
Forfeited	(1,288,165)	174.97p	(4,098,425)	226.22p
Exercised	(300,000)	93.00p	(3,320,515)	116.35p
Outstanding share option per ordinary share at December 31, 2021 (audited)	28,502,942	147.83p	10,720,120	197.40p
Outstanding share option per ADS at December 31, 2021 (audited)	5,700,588	739.15p	2,144,024	987.00p
Exercisable share option per ordinary share at December 31, 2021 (audited)	9,347,338	118.87p	8,005,390	192.35p
Exercisable share option per ADS at December 31, 2021 (audited)	1,869,468	594.35p	1,601,078	961.75p

Balance at January 1, 2022	28,502,942	147.83p	10,720,120	197.40p
Granted	17,571,590	104.71p	—	—
Forfeited	(2,594,275)	164.74p	(3,315,340)	199.89p
Exercised	(492,905)	113.22p	(536,075)	96.99p
Outstanding share option per ordinary share at September 30, 2022 (unaudited)	42,987,352	129.58p	6,868,705	204.03p
Outstanding share option per ADS at September 30, 2022 (unaudited)	8,597,470	647.90p	1,373,741	1,020.15p
Exercisable share option per ordinary share at September 30, 2022 (unaudited)	13,280,645	133.62p	5,616,445	248.91p
Exercisable share option per ADS at September 30, 2022 (unaudited)	2,656,129	668.10p	1,123,289	1,244.55p

The fair value of the Amryt equity award is estimated at the date of grant using the Black-Scholes pricing model, taking into account the terms and conditions attached to the grant. The fair value of the Chiasma equity awards transferred to Amryt on acquisition were measured in accordance with IFRS 2. The portion of the value of the equity transferred to Amryt attributable to pre-combination service is included in the consideration at the date of acquisition. The portion of the equity awards transferred to Amryt attributable to post combination service is estimated at the date of transfer using Black Scholes pricing model, taking into account the terms and conditions attached to the grant.

The following are the inputs to the model for the equity instruments granted during the period:

	September 30, 2022 Options Inputs (unaudited)	December 31, 2021 Options Inputs (unaudited)
Days to Expiration	2,555	2,555
Volatility	39% - 41%	32% - 49%
Risk free interest rate	1.96% - 2.96%	0.77% - 1.33%
Share price at grant per ordinary share (in Sterling pence)	99.9 – 131.7p	146.87 - 201.2p
Share price at grant per ADS (in Sterling pence)	499.5 – 658.5p	734.35 - 1006.0p

In the nine months ended September 30, 2022, a total of 17,571,590 share options over ordinary shares exercisable at a weighted average price of US$1.23 (£1.05) were granted. The fair value of share options granted in the period ended September 30, 2022, was US$24,249,633/£18,399,362.

The share options outstanding under the Amryt 2021 Equity Incentive Plan as at September 30, 2022, had a weighted remaining contractual life of 5.14 years with exercise prices ranging from £0.76 to £2.012 per ordinary share.

In the year ended December 31, 2021, a total of 11,337,459 share options over ordinary shares exercisable at a weighted average price of £1.91 were granted. The fair value of share options granted in the year ended December 31, 2021, was £21,641,094/US$29,818,000.

The share options outstanding under the Amryt 2021 Equity Incentive Plan as at December 31, 2021 have a weighted remaining contractual life of 5.42 years with exercise prices ranging from £0.76 to £2.012 per ordinary share.

The share options outstanding under the Chiasma Share Option and Incentive Plan transferred across to Amryt on acquisition. As at September 30, 2022, they have a weighted remaining contractual life of 4.76 years with exercise prices ranging from £0.54 to £7.41 per ordinary share. No new share options will be granted under the Chiasma Stock Option and Incentive Plan.

Restricted Share Units

Under the terms of Amryt’s Equity Incentive Plan, restricted share units (“RSUs”) to purchase 3,429,595 ordinary shares were outstanding at September 30, 2022. Under the terms of this plan, RSUs are granted to officers, consultants and employees of the Group at the discretion of the Remuneration Committee. For the nine month period ended September 30, 2022, a total of 2,588,215 RSUs were granted to employees of the Company. For the year ended December 31, 2021, a total of 625,205 RSUs were granted to employees of the Company. The fair value of the RSUs is based on the share price at the date of grant, with the expense spread over the vesting period. The fair value of RSUs granted in the nine month period ended September 30, 2022, was US$3,691,000. At September 30, 2022, the total RSUs granted to date have a weighted remaining contractual life of 2.1 years.

Under the terms of Chiasma’s Stock Option and Incentive Plan transferred to Amryt on acquisition, restricted share units (“RSUs”) to purchase 48,795 ordinary shares were outstanding at September 30, 2022. At September 30, 2022, the total RSUs granted to date have a weighted remaining contractual life of 1.36 years. No new RSUs will be granted under the Chiasma Stock Option and Incentive Plan.

The following table summarizes the RSU activity per ordinary share for the period:

	Amryt Equity Incentive Plan		Chiasma Stock Option and Incentive Plan
	Units	Weighted average fair value (US$)	Units	Weighted average fair value (US$)
Balance at January 1, 2021	1,549,910	$2.34	—	—
Granted	625,205	$2.62	—	—
Transferred to Amryt on acquisition	—	—	202,145	$2.75
Lapsed	(243,505)	$2.35	(56,405)	$2.75
Vested	(362,855)	$2.34	(39,180)	$2.75
Outstanding RSU per ordinary share at December 31, 2021 (audited)	1,568,755	$2.44	106,560	$2.75
Outstanding RSU per ADS at December 31, 2021 (audited)	313,751	$12.20	21,312	$13.75
Balance at January 1, 2022	1,568,755	$2.44	106,560	$2.75
Granted	2,588,215	$1.43	—	—
Lapsed	(289,065)	$1.97	(8,465)	$2.75
Vested	(438,310)	$2.45	(49,300)	$2.75
Outstanding RSU per ordinary share at September 30, 2022 (unaudited)	3,429,595	$1.72	48,795	$2.75
Outstanding RSU per ADS at September 30, 2022 (unaudited)	685,919	$8.60	9,759	$13.75

Performance Stock Units

Under the terms of Amryt’s Equity Incentive Plan, performance share units (“PSUs”) to purchase 1,961,102 ordinary shares were granted to officers and employees at the discretion of the Remuneration Committee in the nine month period to September 30, 2022. Performance conditions determine how many of these performance stock units will vest and, if performance targets are exceeded, additional performance stock units will be issued and vest in accordance with the terms of the relevant performance stock units award. The PSUs vest based on the Total Shareholder Return (“TSR”) of Amryt’s NASDAQ traded common stock relative to the TSRs of the constituents that comprise the NASDAQ Biotechnology Index (the Peer Group) as of January 1, 2022. TSR for Amryt and each peer company will be measured over the period from January 1, 2022, to December 31, 2024. The payout schedule can produce payout percentages ranging from 0% to 150%.

The following table summarizes the PSU activity per ordinary share for the period:

	Amryt Equity Incentive Plan
	Units	Weighted average fair value (US$)
Balance at January 1, 2022	—	—
Granted	1,961,102	$1.42
Lapsed	—	—
Vested	—	—
Outstanding PSU per ordinary share at September 30, 2022 (unaudited)	1,961,102	$1.42
Outstanding PSU per ADS at September 30, 2022 (unaudited)	392,220	$7.10

Warrants

There are no outstanding warrants at September 30, 2022 (December 31, 2021: nil). In August 2021, an Amryt institutional investor exercised subscription rights relating to 8,966,520 zero cost warrants. These warrants were issued in September 2019 as part of the Company’s acquisition of Aegerion. Certain institutional investors elected to receive warrants to subscribe for new ordinary shares of £0.06 each in Amryt (“Ordinary Shares”), in place of the same number of Ordinary Shares, as consideration for the Company’s acquisition of Aegerion and their equity investments in the Company in September 2019. Each warrant entitled the holder to subscribe for one Ordinary Share for no additional consideration.

Separate warrants consisting of 345,542 as at December 31, 2020, which were issued in connection with the admission to the AIM in 2016, are no longer outstanding; 283,389 warrants were exercised in March 2021 and 62,153 warrants lapsed in April 2021. The number and weighted average exercise price (in Sterling pence) of warrants per ordinary share is as follows:

	Warrants
	Units	Weighted average exercise price (Sterling pence)
Balance at January 1, 2021	9,312,062	0.05p
Granted	—	—
Lapsed	(62,153)	1.44p
Exercised	(9,249,909)	0.05p
Outstanding at December 31, 2021 (audited)	—	0.00p

The value of share options and RSU’s charged to the Condensed Consolidated Statement of Comprehensive Loss during the period is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022 (unaudited)	2021 (unaudited)	2022 (unaudited)	2021 (unaudited)
	US$’000	US$’000	US$’000	US$’000
Share option expense	1,875	2,173	7,481	4,525
RSU expense	750	516	1,112	1,380
PSU expense	277	—	337	—
Total share based payment expenses	2,902	2,689	8,930	5,905

5. Business combinations and asset acquisitions

Acquisition of Chiasma

On May 5, 2021, Amryt announced that it had signed a definitive agreement to acquire Chiasma, Inc. (Nasdaq: CHMA) in an all-stock combination. Under the terms of the transaction, each share of Chiasma common stock issued and outstanding prior to the consummation of the transaction was exchanged for 0.396 Amryt ADSs, each representing five Amryt ordinary shares.

On August 5, 2021, Amryt completed the acquisition of Chiasma, Inc. and, in conjunction with the completion, Amryt allotted and issued a total of 127,733,680 ordinary shares as consideration for the acquisition. Following the completion, shareholdings in Chiasma were rounded in being converted to Amryt shares using the exchange ratio of 0.396. Roundings in converting Chiasma shareholdings to Amryt shares were finalized in August 2021 and resulted in an additional 7,015 ordinary shares being allotted and issued by Amryt as consideration for the acquisition. In total, these ordinary shares were issued to the former Chiasma Shareholders in the form of 25,548,139 ADSs at US$10.19 per share, to acquire Chiasma for a value of US$260,336,000.

On August 5, 2021, Chiasma had outstanding equity awards that were held by Chiasma employees. The fair value of these awards transferred to Amryt on acquisition were measured in accordance with IFRS 2. The portion of the value of the equity transferred to Amryt attributable to pre-combination service is included in the consideration at the date of acquisition and this amounted to US$10,157,000.

On August 5, 2021, the Group repaid US$116,629,000 of Chiasma long term debt.

The combined company will be a global leader in rare and orphan diseases with four on-market commercial products, a global commercial and operational footprint and a significant development pipeline of therapies with the financial flexibility to execute its growth plans.

The Group incurred acquisition and restructuring related costs of US$9,000 and US$676,000 for the three-month period and nine-month period ended September 30, 2022, respectively, relating to external legal fees, advisory fees, due diligence costs and severance costs related to the acquisition of Chiasma. These costs have been included in operating costs in the Condensed Consolidated Statement of Comprehensive Loss.

IFRS 3 Business combinations requires the assignment of fair values to identifiable assets and liabilities acquired to be completed within 12 months of the acquisition date. The initial assignment of fair values was included in the consolidated financial statement for the year ending December 31, 2021, and subsequent consolidated interim financial statements. The Group finalized the fair values of the assets and liabilities of Chiasma in August 2022. The adjustments made in finalizing fair values primarily relate to the measurement of intangible assets separately from goodwill, valuation of inventory and associated deferred tax liabilities. The acquired goodwill is attributable principally to the profit generating potential of the businesses, the assembled workforce and benefits arising from embedded infrastructure, that are expected to be achieved from integrating the acquired businesses into the Group’s existing business. No amount of goodwill is expected to be deductible for tax purposes.

	Fair Values as at August 5, 2021
	As previously reported in Dec 31, 2021, financial statements	Adjustments*	Fair value
	US$’000	US$’000	US$’000
Assets
Non-current assets
Intangible assets	215,000	37,000	252,000
Property, plant and equipment	950	—	950
Other non-current assets	866	—	866
Total non-current assets	216,816	37,000	253,816
Current assets
Trade and other receivables	7,180	—	7,180
Inventories	65,907	(33,709)	32,198
Cash and cash equivalents, including restricted cash	107,942	—	107,942
Total current assets	181,029	(33,709)	147,320
Total assets	397,845	3,291	401,136

Non-current liabilities
Deferred tax liability	21,478	727	22,205
Total non-current liabilities	21,478	727	22,205
Current liabilities
Trade and other payables	144,482	—	144,482
Total current liabilities	144,482	—	144,482
Total liabilities	165,960	727	166,687

Total identifiable net assets at fair value	231,885	2,564	234,449
Goodwill arising on acquisition	38,608	(2,564)	36,044
Consideration	270,493	—	270,493

Consideration
Issue of fully paid up ordinary shares	260,336	—	260,336
Chiasma equity awards recognized as consideration transferred upon the acquisition of Chiasma	10,157	—	10,157
Total consideration	270,493	—	270,493

*Adjustments relate to finalization of fair values following completion of the fair value assignment to identifiable assets and liabilities acquired. See Note 16, Restatement of prior year comparatives, for more details on the adjustments.

Acquisition of Aegerion Pharmaceuticals

On May 20, 2019, Amryt entered into a Restructuring Support Agreement (as subsequently amended on June 12, 2019) and Plan Funding Agreement pursuant to which, among other matters, Amryt agreed to the acquisition of Aegerion Pharmaceuticals, Inc. (‘‘Aegerion’’, subsequently renamed as Amryt Pharmaceuticals Inc.), a former wholly-owned subsidiary of Novelion Therapeutics Inc. (‘‘Novelion’’). On May 20, 2019, Aegerion and its U.S. subsidiary, Aegerion Pharmaceuticals Holdings, Inc., filed voluntary petitions under Chapter 11 of Title 11 of the U.S. Code in the Bankruptcy Court. On September 24, 2019, Amryt completed the acquisition of Aegerion. Amryt acquired Aegerion upon its emergence from bankruptcy in an exchange for ordinary shares and zero cost warrants in Amryt. Amryt issued 85,092,423 effective shares at US$1.793 per share, which is made up of 77,027,423 ordinary shares and 8,065,000 zero cost warrants, to acquire Aegerion for a value of US$152,615,000.

As part of the acquisition of Aegerion, it was agreed, for certain Aegerion creditors who wished to restrict their percentage share interest in Amryt’s issued share capital, to issue to the relevant Aegerion creditor, as an alternative to Amryt’s ordinary shares, an equivalent number of new zero cost warrants to subscribe for Amryt’s ordinary shares to be constituted on the terms of the zero cost warrant. As at September 30, 2022, no zero cost warrants were remaining.

Contingent Value Rights

Related to the transaction, Amryt issued Contingent Value Rights (‘‘CVRs’’) pursuant to which up to US$85,000,000 may become payable to Amryt’s shareholders and optionholders, who were on the register prior to the completion of the acquisition on September 20, 2019, if certain approval and revenue milestones are met in relation Oleogel-S10, Amryt’s lead product candidate. If any such milestone is achieved, Amryt may elect to pay the holders of CVRs by the issue of Amryt shares or loan notes. If Amryt elects to issue Loan Notes to holders of CVRs, it will settle such loan notes in cash 120 days after their issue. If none of the milestones are achieved, scheme shareholders and optionholders will not receive any additional consideration under the terms of the CVRs. In these circumstances, the value of each CVR would be zero.

The terms of the CVRs are as follows:

   The total CVR payable is up to US$85,000,000
   This is divided into three milestones which are related to the success of Oleogel-S10 (the Group’s lead development asset)
   Food and Drug Administration (“FDA”) approval
o   US$35,000,000 upon FDA approval
o   100% of the amount due if approval is obtained before December 31, 2021, with a sliding scale on a linear basis to zero if before July 1, 2022. The time line for this milestone has now passed and, therefore, will not be paid.
   European Medicines Agency (“EMA”) approval
o   US$15,000,000 upon EMA approval
o   100% of the amount due if approval is obtained before December 31, 2021, with a sliding scale on a linear basis to zero if before July 1, 2022
   Revenue targets
o   US$35,000,000 upon Oleogel-S10 revenues exceeding US$75,000,000 in any 12-month period prior to June 30, 2024
   Payment can at the Board’s discretion be in the form of either:
o   120-day loan notes (effectively cash), or
o   Shares valued using the 30 day / 45-day VWAP.

The CVRs were contingent on the successful completion of the acquisition and, accordingly, have been based on fair value as at September 24, 2019. The CVRs have been classified as a financial liability in the Condensed Consolidated Statement of Financial Position. Given that CVRs were issued to legacy Amryt shareholders in their capacity as owners of the identified acquirer as opposed to the seller in the transaction, management concluded that the most appropriate classification would be to recognize the CVR as a distribution on consolidation instead of goodwill.

Following the EMA approval of Filsuvez (Oleogel S-10) during the period ended September 30, 2022, the EMA CVRs issued to those Amryt shareholders and option holders who held Amryt shares or options prior to the acquisition of Aegerion Pharmaceuticals, Inc. (“CVR Holders”) became payable. Amryt elected to issue Loan Notes in May 2022 that were redeemed in full in September 2022 to the holders of the CVRs. The total amount paid to CVR Holders was US$5,718,000, which was determined with reference to the EMA approval being obtained before December 31, 2021, with a sliding scale on a linear basis to zero if before July 1, 2022.

Measurement of Contingent Value Rights

As at September 30, 2022, the carrying value of the Contingent Value Rights liability was US$13,394,000 (December 31, 2021: US$19,892,000). As the EMA approval milestone has been triggered and the FDA approval will not be achieved in time for the FDA approval milestone to be triggered, the Contingent Value Rights liability outstanding as at September 30, 2022, relates to the Revenue target milestones and the related expected discounted cash flows. The value of this potential payout was calculated using the probability-weighted expected returns method. Using this method, the potential payment amounts were multiplied by the probability of achievement and discounted to present value. The probability adjusted present values took into account published orphan drug research data and statistics which were adjusted by management to reflect the specific circumstances applicable to the type of product acquired in the Amryt GmbH transaction. The probability chance of success is based on management’s expertise and experience for orphan drugs and takes into account the unique circumstances applying to the approval process of this product. The EMA approval probability was set at 100% following the approval received in 2022 (December 31, 2021: estimated at 100%) and the probability of success for the FDA approval was estimated at 50% (December 31, 2021: 60%) as at September 30, 2022. The EMA approval probability reflects the EMA approval achieved in 2022 and the FDA estimate reflects the current facts and circumstances as of the date of issuance of the Condensed Consolidated Financial Statements. The FDA approval probability chance of success was updated in 2022 following developments related to the receipt of a CRL from the FDA, where Amryt announced in June 2022 its intention to submit a Formal Dispute Resolution Request (FDRR) for the company’s NDA for Filsuvez®. The Company expects to submit the formal dispute resolution in November. Discount rates of 10% and 16.5%, as applicable, were used in the calculation of the present value of the estimated contractual cash flows for the nine month period ended September 30, 2022 (December 31, 2021: 10% and 16.5%, as applicable,), based on the applicable rates determined on the acquisition date. Management was required to make certain estimates and assumptions in relation to revenue forecasts, timing of revenues and probability of achievement of commercialization of Oleogel-S10. However, management notes that, due to issues outside their control (i.e. regulatory requirements and the commercial success of the product), the timing of when such revenue targets may occur may change. Such changes may have a material impact on the assessment of the expected cash flows of the CVRs.

Amryt reviews the expected cash flows on a regular basis as the discount on initial recognition is being unwound as financing expenses in the Consolidated Statement of Comprehensive Loss over the life of the obligation. It is reviewed on a quarterly basis and the appropriate finance charge or gain is booked in the Consolidated Statement of Comprehensive Loss on a quarterly basis.

The non-cash loss recognized in the Condensed Consolidated Statement of Comprehensive Loss for the three month period ended September 30, 2022, is US$504,000 and the non-cash gain for the nine month period ended September 30, 2022 is US$781,000 (September 30, 2021: US$1,915,000 loss and US$5,515,000 loss, respectively).

Acquisition of Amryt GmbH (previously ‘‘Birken’’)

Amryt DAC signed a conditional share purchase agreement to acquire Amryt GmbH on October 16, 2015 (‘‘Amryt GmbH SPA’’). The Amryt GmbH SPA was completed on April 18, 2016, with Amryt DAC acquiring the entire issued share capital of Amryt GmbH. The consideration included contingent consideration comprising milestone payments and sales royalties as follows:

   Milestone payments of:
o   €10,000,000 on receipt of marketing approval by the EMA or FDA of a pharmaceutical product containing Betulin as its API for the treatment of EB. Following EMA approval in 2022, this milestone was paid in July 2022;
o   €10,000,000 once net ex-factory sales/net revenue of Oleogel S-10 first exceed €50,000,000 in any calendar year;
o   €15,000,000 once net ex-factory sales/ net revenue of Oleogel S-10 first exceed €100,000,000 in any calendar year;
   Cash consideration of €150,000, due and paid on the completion date (April 18, 2016); and
   Royalties of 9% on sales of Oleogel-S10 products for 10 years from first commercial sale.

Fair Value Measurement of Contingent Consideration

As at September 30, 2022, the fair value of the contingent consideration was estimated to be US$39,657,000 (December 31, 2021: US$61,221,000). The EMA or FDA marketing approval milestone payment was triggered following the EMA approval of Filsuvez® in 2022 and the liability of $10,490,000 (€10,000,000) was paid in July 2022. The fair value of the remaining contingent consideration includes milestone payments determined using probability adjusted present values and probability weighted revenue forecasts (see Note 15, Fair value measurement and financial risk management, for fair value hierarchy applied and impact of key unobservable impact data). The probability adjusted present values took into account published orphan drug research data and statistics which were adjusted by management to reflect the specific circumstances applicable to the type of product acquired in the Amryt GmbH transaction. The probability chance of success is based on management’s expertise and experience for orphan drugs and takes into account the unique circumstances applying to the approval process of this product. The EMA approval probability was set at 100% following the approval received in 2022 (December 31, 2021: estimated at 100%) and the probability of success for the FDA approval was estimated at 50% (December 31, 2021: 60%) as at September 30, 2022. The EMA approval probability reflects the EMA approval achieved in 2022 and the FDA estimate reflects the current facts and circumstances as of the date of issuance of the Condensed Consolidated Financial Statements. The FDA approval probability chance of success was updated in 2022 following developments related to the receipt of a CRL from the FDA, where Amryt announced in June 2022 its intention to submit a FDRR for the company’s NDA for Filsuvez®. A discount rate of 7.9% was used in the calculation of the fair value of the contingent consideration for the nine month period ended September 30, 2022 (December 31, 2021: 7.9%).

Amryt reviews the expected cash flows on a regular basis as the discount on initial recognition is being unwound as financing expenses in the Consolidated Statement of Comprehensive Loss over the life of the obligation. It is reviewed on a quarterly basis and the appropriate finance charge or gain is booked in the Consolidated Statement of Comprehensive Loss on a quarterly basis.

The non-cash loss recognized in the Condensed Consolidated Statement of Comprehensive Loss for the three month period ended September 30, 2022, is US$771,000 and the non-cash gain recognized in the nine months ended September 30, 2022 is US$3,522,000 (September 30, 2021: US$3,030,000 loss and US$8,897,000 loss, respectively).

6. Loss per share – basic and diluted

The weighted average number of shares in the loss per share (‘‘LPS’’) calculation, reflects the weighted average total actual shares of Amryt Pharma plc in issue at September 30, 2022.

Issued share capital – ordinary shares of £0.06 each

	Number of shares	Weighted average shares
	As at September 30,	Three months ended September 30,	Nine months ended September 30,
2022 (unaudited)	319,858,447	320,232,444	320,514,995
2021 (unaudited)	316,904,642	264,368,691	207,876,731

The calculation of loss per share is based on the following:

	Three months ended September 30,		Nine months ended September 30,
	2022 (unaudited)	2021 (unaudited)	2022 (unaudited)	2021 (unaudited)
Loss after tax attributable to equity holders of the Company (US$’000)	(20,795)	(17,209)	(42,335)	(40,545)
Weighted average number of ordinary shares in issue	320,232,444	264,368,691	320,514,995	207,876,731
Fully diluted average number of ordinary shares in issue	320,232,444	264,368,691	320,514,995	207,876,731
Basic and diluted loss per share (US$)	(0.06)	(0.07)	(0.13)	(0.20)

Where a loss has occurred, basic and diluted LPS are the same because the outstanding share options and warrants are anti-dilutive. Accordingly, diluted LPS equals the basic LPS. The share options, RSUs, PSUs and warrants outstanding as at September 30, 2022, totaled 55,295,549 (September 30, 2021: 47,156,506) and are potentially dilutive.

7. Intangible assets and goodwill

The following table summarizes the Group’s intangible assets and goodwill:

	Developed technology - metreleptin	Developed technology - lomitapide	Developed technology - Mycapssa®	Developed technology -Oleogel-S10	IPRD and Other intangible assets	Total intangible assets	Goodwill
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At January 1, 2021 (audited)	176,000	123,000	—	—	60,994	359,994	19,131
Additions	—	—	—	—	847	847	—
Acquired assets, as restated*	—	—	252,000	—	—	252,000	36,044
Other movements	—	—	—	—	—	—	(1,051)
Foreign exchange movement	—	—	—	—	(4,752)	(4,752)	—
At December 31, 2021, as restated*	176,000	123,000	252,000	—	57,089	608,089	54,124
Foreign exchange movement	—	—	—	—	(8,017)	(8,017)	—
Additions	—	—	—	—	109	109	—
Transfers	—	—	—	47,153	(47,153)	—	—
At September 30, 2022 (unaudited)	176,000	123,000	252,000	47,153	2,028	600,181	54,124

Accumulated amortization
At January 1, 2021 (audited)	34,743	19,680	—	—	202	54,625	—
Amortization charge, as restated*	27,428	15,537	7,008	—	147	50,120	—
Foreign exchange movement	—	—	—	—	14	14	—
At December 31, 2021, as restated*	62,171	35,217	7,008	—	363	104,759	—
Amortization charge	20,570	11,653	13,034	231	274	45,762	—
Foreign exchange movement	—	—	—	—	(156)	(156)	—
At September 30, 2022 (unaudited)	82,741	46,870	20,042	231	481	150,365	—

Net book value
At December 31, 2021, as restated*	113,829	87,783	244,992	—	56,726	503,330	54,124
At September 30, 2022 (unaudited)	93,259	76,130	231,958	46,922	1,547	449,816	54,124

* see Note 16

Developed technology on commercially marketed products

In connection with the acquisition of Aegerion in September 2019, the Group acquired developed technology, metreleptin and lomitapide. These intangible assets are amortized over their estimated useful lives and the remaining useful lives for metreleptin and lomitapide are approximately 3.4 and 4.9 years, respectively, as of September 30, 2022 (December 31, 2021: 4.2 and 5.7 years, respectively).

In connection with the acquisition of Chiasma in August 2021, the Group acquired developed technology, octreotide. This intangible asset is amortized over its estimated useful life and the remaining useful life is approximately 13.4 years as of September 30, 2022 (December 31, 2021: 14.2).

As a result of the acquisition of Amryt GmbH, in 2016, the Group recognized in-process R&D costs of €48,453,000 (US$54,872,000 as of the acquisition date) which is related to the Group’s lead development asset, Oleogel-S10. During the period ended September 30, 2022, the intangible asset commenced amortisation following the EMA approval of Filsuvez® and subsequent launch in 2022. The carrying value of this intangible asset included in developed technology - Oleogel-S10 is equal to US$46,922,000 (December 31, 2021: US$54,871,000). The intangible asset is being amortized over its estimated useful life and the remaining useful life is approximately 17.3 years as of September 30, 2022.

In-process R&D

The prior year in-process R&D balances have been represented for presentational purposes and have been combined with Other intangible asset balances. Included in the balance in-process R&D and other intangible assets is the in-process R&D acquired as part of the acquisition of Cala Medical Limited in October 2020.

Goodwill

During 2019, the Group completed the acquisition of Aegerion which resulted in the recognition of goodwill that has a carrying value of US$18,080,000. On August 5, 2021, the Group completed the acquisition of Chiasma, which resulted in aggregate goodwill of US$36,044,000, as restated (See Note 16).

The Group reviews events or changes in circumstances that may indicate a triggering event for impairment, at each reporting date, and conducts an annual impairment review to determine any impairment charge required. Management completed an impairment review by determining recoverable amounts from value in use calculations. The recoverable amount of an asset or cash generating unit is estimated in order to determine the extent of an impairment charge.

There was no impairment charge recorded during the nine months ended September 30, 2022.

8. Trade and other receivables

	As at
	September 30, 2022 (unaudited)	December 31, 2021 (audited)
	US$’000	US$’000
Trade receivables	37,604	34,263
Accrued income and other debtors	10,267	12,201
VAT recoverable	2,939	7,444
Trade and other receivables	50,810	53,908

9. Inventories

	As at
	September 30, 2022 (unaudited)	December 31, 2021 restated*
	US$’000	US$’000
Raw materials	38,310	35,521
Work in progress	11,061	8,122
Finished goods	40,867	38,192
Inventories	90,238	81,835

*See Note 16

Inventories for the period ended September 30, 2022, includes inventory acquired as part of the acquisition of Chiasma on August 5, 2021, which was fair valued as of the date of the acquisition. The fair value of the acquired inventory amounted to US$32,198,000, as restated. Inventory on hand at the date of acquisition was valued at the expected selling price less the sum of remaining costs of disposal, cost to complete and a reasonable profit margin for the selling effort of the acquiring entity. The costs to complete were calculated based on costs incurred on recently completed finished goods. The costs to dispose include sales and marketing expenses required to sell the product to the customer in addition to certain general and administrative expenses expected to be incurred by Amryt. This resulted in a non-cash step up at the valuation of inventory at August 5, 2021, of US$23,414,000. The non-cash step up in inventory is being unwound to the Condensed Consolidated Statement of Comprehensive Loss over the period in which this saleable inventory is sold. At September 30, 2022, US$13,125,000 of this non-cash inventory step up is included in inventory.

10. Cash and cash equivalents

	As at
	September 30, 2022 (unaudited)	December 31, 2021 (audited)
	US$’000	US$’000
Cash at bank available on demand	83,250	112,771
Restricted cash	150	261
Total cash and cash equivalents	83,400	113,032

Cash and cash equivalents include cash at bank available on demand and restricted cash.

At September 30, 2022, and December 31, 2021, there was US$150,000 and US$261,000 of restricted cash, respectively. The balance at September 30, 2022, consists of a letter of credit related to US customs which was put in place for an amount of US$50,000 and a letter of credit related to a deposit on a company credit card facility for an amount of US$100,000. The balance at December 31, 2021, includes a deposit on a company credit card facility for an amount of US$$126,000, a lease deposit for US$85,000 and a letter of credit related to US customs which was put in place for an amount of US$50,000.

11. Share capital and reserves

Details of the number of issued ordinary shares with a nominal value of Sterling 6 pence (2021: 6 pence) each are in the table below.

	Ordinary shares	Treasury shares	Total
At January 1, 2021 (audited)	178,801,593	4,791,703	183,593,296
Issue of treasury shares in exchange for warrants	283,389	(283,389)	—
Issue of treasury shares for share options exercised	300,000	(300,000)	—
Issue of shares in consideration of Chiasma acquisition	127,740,695	—	127,740,695
Issue of shares in exchange for warrants	4,758,206	—	4,758,206
Issue of treasury shares in exchange for warrants	4,208,314	(4,208,314)	—
Issue of shares for share options exercised and RSUs vesting	3,722,550	—	3,722,550
At December 31, 2021 (audited)	319,814,747	—	319,814,747
Issue of shares for share options exercised and RSUs vesting	1,514,610	—	1,514,610
Share repurchased under share buyback program	(1,470,910)	1,470,910	—
Share cancelled from treasury shares	—	(1,187,350)	(1,187,350)
At September 30, 2022 (unaudited)	319,858,447	283,560	320,142,007

The components of equity are detailed in the Condensed Consolidated Statement of Changes in Equity and described in more detail below.

On March 11, 2021, the Company issued 300,000 ordinary shares from treasury shares following the exercise of share options. On March 11, 2021, the Company issued 283,389 ordinary shares from treasury shares in exchange for certain warrants. On August 5, 2021, the Company issued 127,740,695 ordinary shares, in the form of ADSs, as consideration for the acquisition of Chiasma. On August 5, 2021, the Company issued 8,966,520 ordinary shares with 4,208,314 being issued from treasury shares in exchange for warrants. During the year ended December 31, 2021, there were 3,342,680 shares issued following the exercise of share options and 379,870 shares issued following RSUs vesting. During the period ended September 30, 2022, there were 1,028,980 shares issued following the exercise of share options and 485,630 shares issued following RSUs vesting.

Share Capital

Share capital represents the cumulative par value arising upon issue of ordinary shares of Sterling 6 pence each.

The ordinary shares have the right to receive notice of, attend and vote at general meetings and participate in the profits of the Company.

Share Premium

Share premium represents the consideration that has been received in excess of the nominal value on issue of share capital net of issue costs and transfers to distributable reserves.

Warrant reserve

The warrant reserve represented zero cost warrants issued as part of the equity raise on September 24, 2019, net of issue costs apportioned to warrants issued and additional warrants issued to certain shareholders on November 14, 2019. Each warrant entitles the holder to subscribe for one ordinary share at zero cost. The Company issued 4,000,000 and 4,229,753 ordinary shares on July 15, 2020, and September 22, 2020, respectively, in exchange for certain warrants. The remaining warrants were exchanged on August 5, 2021, and the Company issued 8,966,520 ordinary shares, 4,208,314 of which were issued from treasury shares and there are no longer any warrants outstanding.

Treasury Shares

In October 2020, the Company issued 72,953 ordinary shares from treasury shares following the exercise of share options. In March 2021, the Company issued a total of 583,389 ordinary shares from treasury shares, 300,000 ordinary shares relating to the exercise of share options and 283,389 ordinary shares following the exchange of certain warrants. In August 2021, the company issued 4,208,314 ordinary shares from treasury shares in conjunction with the exchange of warrants and since August 2021 there are no longer any treasury shares held.

In Q3 2022, the Company repurchased 1,470,910 ordinary shares in conjunction with the share buyback program that was initiated in July 2022. During the same period, the Company cancelled 1,187,350 of the shares repurchased.

Share based payment reserve

Share based payment reserve relates to the charge for share based payments in accordance with IFRS 2. In March 2021, the Company issued 283,389 ordinary shares in exchange for certain warrants. In April 2021, 62,153 warrants lapsed. During the year ended December 31, 2021, the Company issued 3,722,550 ordinary shares in relation to the exercise of share options and RSUs. During the period ended September 30, 2022, the Company issued 1,514,610 ordinary shares in relation to the exercise of share options and RSUs.

As part of the acquisition of Chiasma, the Company replaced share awards that were existing at the time of the acquisition. This resulted in the recognition of a share-based payment reserve of US$10,157,000 on acquisition.

Merger reserve

The merger reserve was created on the acquisition of Amryt DAC by Amryt Pharma plc in April 2016. Ordinary shares in Amryt Pharma plc were issued to acquire the entire issued share capital of Amryt DAC. Under section 612 of the UK Companies Act 2006, the premium on these shares has been included in a merger reserve.

Reverse acquisition reserve

The reverse acquisition reserve arose during the period ended December 31, 2016, in respect of the reverse acquisition of Amryt Pharma plc by Amryt DAC. Since the shareholders of Amryt DAC became the majority shareholders of the enlarged Group, the acquisition is accounted for as though there is a continuation of Amryt DAC’s financial statements. The reverse acquisition reserve is created to maintain the equity structure of Amryt Pharma plc in compliance with UK company law.

Equity component of convertible notes

The equity component of convertible notes represents the equity component of the US$125,000,000 convertible debt and is measured by determining the residual of the fair value of the instrument less the estimated fair value of the liability component. The equity component is recognized in equity and is not subsequently remeasured.

Other distributable reserves

Other distributable reserves comprise the following:

   Distribution of the share premium amount on 6 November 2019 of US$268,505,000. By special resolution of the Company duly passed on 23 September 2019, it was resolved that the entire amount outstanding to the credit of the share premium account and capital redemption reserve of the Company be cancelled. The reduction in capital, amounting to US$268,505,000, representing the entire amount of share premium at that time, was approved by the High Court of Justice of England and Wales on 5 November 2019.
   A deemed distribution of US$47,902,000 arising from the issuance of CVRs in September 2019.
   A deemed distribution of US$2,969,000 arising from the scheme of arrangement in September 2019 whereby Amryt Pharma plc, which was incorporated in July 2019, became a 100% shareholder of Amryt Pharma Holdings Limited (formerly named Amryt Pharma plc) (the “Acquisition of subsidiary without a change of control”).

Currency translation reserve

The currency translation reserve arises on the retranslation of non-U.S. dollar denominated foreign subsidiaries.

Accumulated deficit

Accumulated deficit represents losses accumulated in previous periods and the current year.

12. Long term loan

	As at
	September 30, 2022 (unaudited)	December 31, 2021 (audited)
	US$’000	US$’000
Long term loan principal	105,000	93,988
Unamortized debt issuance costs	(6,055)	(593)
Long term loan	98,945	93,395

On February 18, 2022, Amryt secured US$125,000,000 of senior credit facilities (“Senior Credit Facility”) from funds managed by the Credit Group of Ares Management Corporation (“Ares”). A portion of the proceeds were used to refinance the previous secured term loan, which had an outstanding balance of US$93,988,000 as at February 22, 2022, an interest rate of 13.00% and a maturity date of September 2024. The new facilities will generate significant annual interest cost savings as well as provide for important strategic flexibility as Amryt looks to continue to grow its global rare disease presence. In repaying the secured term loan, Amryt incurred an exit fee of 5.00% of the outstanding principal amount as at the prepayment date. This amounted to US$4,699,000 and is included in Net finance expense – other in the Condensed Consolidated Statement of Comprehensive Income for the nine month-period ended September 30, 2022.

Key features of the new facilities include:

   Total new facilities of $125 million, consisting of:
o   $85 million Term Loan Facility with interest rate of Secured Overnight Financing Rate (“SOFR”)+6.75%, subject to a 0.90% SOFR floor
o   $40 million Revolving Credit Facility with $20 million drawn at close and interest rate of SOFR+4.00%, subject to a 0.90% SOFR floor
o   Quarterly blended cash interest rate of SOFR+5.87% (assuming fully drawn), subject to a 0.90% SOFR floor, substantially lower than Amryt’s previous secured term debt facility at 13.00% interest
   Requires interest-only payments until facility matures in February 2027
   There are no warrants or any equity conversion features associated with the new facilities
   The proceeds will be used to refinance existing debt, for general corporate and product development purposes; and potentially for shareholder approved share repurchase programs.

As at September 30, 2022, there was unpaid accrued interest of US$1,992,000 and US$344,000 for the Term Loan Facility and Revolving Credit Facility, respectively, recognized in current liabilities within trade and other payables.

Charges were taken over certain assets of the company and its material entities as guarantee and collateral for the provision of the debt.

In connection with the Secured Credit Facility, the Group incurred approximately US$6,712,000 of debt issuance costs, which primarily consisted of underwriting, legal and other professional fees. These costs are amortized over the expected life of the loan using the effective interest method.

The Secured Credit Facility includes affirmative and negative covenants, including prohibitions on the incurrence of additional indebtedness, granting of liens, certain asset dispositions, investments, and restricted payments, in each case, subject to certain exceptions set forth in the loan agreement. The loan agreement also includes customary events of default for a transaction of this type and includes (i) a cross-default to the occurrence of any event of default under material indebtedness of Amryt and certain subsidiaries of the Group and Amryt, including the convertible notes, and (ii) Amryt or any of its subsidiaries being subject to bankruptcy or other insolvency proceedings. Upon the occurrence of an event of default, the lenders may declare all of the outstanding Secured Credit Facility and other obligations under the Secured Credit Facility to be immediately due and payable and exercise all rights and remedies available to the lenders under the Term Loan agreement and related documentation. There were no events of default or breaches of the covenants occurring during the three and nine month period ended September 30, 2022.

As part of the acquisition of Aegerion on September 24, 2019, Aegerion entered into a new U.S. dollar denominated US$81,021,000 secured term loan debt facility (‘‘Term Loan’’) with various lenders. The Term Loan was made up of a US$54,469,000 loan that was in place prior to the acquisition which was refinanced as part of the acquisition and a US$26,552,000 additional loan that was drawn down on September 24, 2019. The Term Loan had a five-year term from the date of the draw down, September 24, 2019, and matured on September 24, 2024. Under the Term Loan, interest was payable at the option of the Group at the rate of 11% per annum paid in cash on a quarterly basis or at a rate of 6.5% paid in cash plus 6.5% paid in kind that was to be paid when the principal is repaid, which rolled up and included in the principal balance outstanding, on a quarterly basis. The Term Loan was repayable, in whole or in part, by Amryt at any time subject to payment of an exit fee, which depending on the stage of the loan term, ranged from 5.00% to 0.00% of the principal then outstanding on the Term Loan. On February 18, 2022, the Term Loan was repaid in full and the Group secured a $125,000,000 senior credit facility of which US$105,000,000 was drawn down to facilitate the prepayment of the existing Term Loan. In repaying the Secured Credit Facility, Amryt incurred an exit fee of 5.00% of the outstanding principal amount as at the prepayment date.

In connection with the Term Loan, the Group incurred approximately US$870,000 of debt issuance costs, which primarily consisted of underwriting, legal and other professional fees. These costs were amortized over the expected life of the loan using the effective interest method and during the nine month period ended September 30, 2022, were written off to the Condensed Consolidated Statement of Comprehensive Loss as the Term Loan liability was derecognized.

The Term Loan was guaranteed by Amryt and certain subsidiaries of the Group. In connection with the loan agreement, fixed and floating charges were placed on property and undertakings of Amryt and certain subsidiaries of the Group.

13. Convertible notes

Total
US$’000
At January 1, 2021	101,086
Accreted interest	4,702
At December 31, 2021 (audited)	105,788
Accreted interest	3,867
At September 30, 2022 (unaudited)	109,655

As part of the Aegerion acquisition, Aegerion issued convertible notes with an aggregate principal amount of US$125,000,000 to Aegerion creditors.

The convertible notes are senior unsecured obligations and bear interest at a rate of 5.0% per year, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2020. The convertible notes will mature on April 1, 2025, unless earlier repurchased or converted.

The convertible notes are convertible into Amryt’s ordinary shares at a conversion rate of 386.75 ordinary shares per US$1,000 principal amount of the convertible notes. If the holders elect to convert the convertible notes, Amryt can settle the conversion of the convertible notes through payment or delivery of cash, common shares, or a combination of cash and common shares, at its discretion. As a result of the conversion feature in the convertible notes, the convertible notes were assessed to have both a debt and an equity component. The two components were assessed separately and classified as a financial liability and equity instrument. The financial liability component was measured at fair value based on the discounted cash flows expected over the expected term of the notes using a discount rate based on a market interest rate that a similar debt instrument without a conversion feature would be subject to. Refer to Note 11, Share capital and reserves, for further details on the equity component of the convertible notes.

From September 24, 2019, until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their convertible notes, in multiples of US$1,000 principal amount, at the option of the holder.

The indenture does not contain any financial covenants or restrict the Group’s ability to repurchase securities, pay dividends or make restricted payments in the event of a transaction that substantially increases the Group’s level of indebtedness in certain circumstances.

The indenture contains customary terms and covenants and events of default. If an event of default (other than certain events of bankruptcy, insolvency or reorganization involving Aegerion, Amryt and certain subsidiaries of the Group) occurs and is continuing, the trustee by notice to Amryt, or the holders of at least 25% in principal amount of the outstanding convertible notes by written notice to Amryt and the trustee, may declare 100% of the principal of and accrued and unpaid interest, if any, on all of the convertible notes to be due and payable. Upon such a declaration of acceleration, such principal and accrued and unpaid interest, if any, will be due and payable immediately. Upon the occurrence of certain events of bankruptcy, insolvency or reorganization involving Amryt, 100% of the principal and accrued and unpaid interest, if any, on the convertible notes will become due and payable automatically. Notwithstanding the foregoing, the indenture provides that, upon Amryt’s election, and for up to 180 days, the sole remedy for an event of default relating to certain failures by Amryt to comply with certain reporting covenants in the indenture consists exclusively of the right to receive additional interest on the convertible notes. There have been no events of default or breaches of the covenants occurring for the period ended September 30, 2022 (2021: no events).

14. Provisions and other liabilities

	As at
	September 30, 2022 (unaudited)	December 31, 2021 (audited)
	US$’000	US$’000
Non-current liabilities
Leases due greater than 1 year	3,225	4,049
	3,225	4,049
Current liabilities
Provisions and other liabilities	6,000	6,000
Leases due less than 1 year	966	1,545
	6,966	7,545
Total provisions and other liabilities	10,191	11,594

Legal matters

Prior to the acquisition of Aegerion by Amryt, Aegerion entered into settlement agreements with governmental entities including the Department of Justice (‘‘DOJ’’) and the FDA in connection with Juxtapid investigations. The settlement agreements required Aegerion to pay specified fines and engage in regulatory compliance efforts. Subsequent to the acquisition, Aegerion made US$23,036,000 of settlement payments, including interest. The settlements have been paid in full with the last payment completed in Q1 2021.

Other matters

The Group recognizes a liability for legal contingencies when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. The Group reviews these accruals and adjusts them to reflect ongoing negotiations, settlements, rulings, advice of legal counsel and other relevant information. To the extent new information is obtained and the Group’s views on the probable outcomes of claims, suits, assessments, investigations or legal proceedings change, changes in the Group’s liability accrual would be recorded in the period in which such determination is made. At September 30, 2022, the Group had recognized liabilities of US$6,000,000 in relation to ongoing legal matters (December 31, 2021: US$6,000,000).

15. Fair value measurement and financial risk management

Categories of financial instruments

	As at
	September 30, 2022 (unaudited)	December 31, 2021 (audited)
	US$’000	US$’000
Financial assets (all at amortized cost):
Cash and cash equivalents	83,400	113,032
Trade receivables	37,604	34,263
Total financial assets	121,004	147,295

Financial liabilities:
At amortized cost
Trade payables and accrued expenses	132,849	148,251
Lease liabilities	4,191	5,594
Convertible notes	109,655	105,788
Long term loan	98,945	93,395
Contingent value rights	13,394	19,892
At fair value
Contingent consideration	39,657	61,221
Total financial liabilities	398,691	434,141
Net	(277,687)	(286,846)

Financial instruments evaluated at fair value can be classified according to the following valuation hierarchy, which reflects the extent to which the fair value is observable:

   Level 1: fair value evaluations using prices listed on active markets (not adjusted) of identical assets or liabilities.
   Level 2: fair value evaluations using input data for the asset or liability that are either directly observable (as prices) or indirectly observable (derived from prices), but which do not constitute listed prices pursuant to Level 1.
   Level 3: fair value evaluations using input data for the asset or liability that are not based on observable market data (unobservable input data).

The contingent consideration has been valued using Level 3. The contingent consideration comprises:
   Contingent consideration relating to the acquisition of Amryt GmbH (see Note 5, Business combinations and asset acquisitions) that was measured at US$39,657,000 as at September 30, 2022 (December 31, 2021: US$61,221,000). The fair value comprises royalty payments which was determined using probability weighted revenue forecasts and the fair value of the milestones payments which was determined using probability adjusted present values. It also included a revision to the discount rate used, and revenue and costs forecasts have been amended to reflect management’s current expectations.

Impact of key unobservable input data on the contingent consideration:
   An increase of 10% in estimated revenue forecasts would result in an increase to the fair value of US$3,001,000. A decrease would have the opposite effect.
   A 5% increase in the discount factor used would result in a decrease to the fair value of US$6,507,000. A decrease of 5% would result in an increase to the fair value of US$8,404,000.
   A six-month delay in the launch date for Oleogel-S10 would result in a decrease to the fair value of US$3,915,000.
   An increase of 20% in the probability of success with the FDA approval would result in a decrease to the fair value of US$11,944,000.

16. Restatement of prior year comparatives

As described in Note 5, Business combinations and asset acquisitions, the fair values of the assets and liabilities of Chiasma were finalized in August 2022. IFRS 3 requires fair value adjustments to be recorded with effect from the date of acquisition and consequently result in the restatement of previously reported financial results. The impact on the statement of financial position as at December 31, 2021, is shown below:

	As previously reported	Adjustments	Note	As Restated
	US$’000
Assets
Non-Current Assets
Goodwill	56,688	(2,564)	16a	54,124
Intangible assets - net	467,359	35,971	16b	503,330
Property, plant and equipment	7,416	-		7,416
Other non-current assets	1,885	-		1,885
Total non-current assets	533,348	33,407		566,755
Current assets
Trade and other receivables	53,908	-		53,908
Inventories	115,769	(33,934)	16c	81,835
Cash and cash equivalents, including restricted cash	113,032	-		113,032
Total current assets	282,709	(33,934)		248,775
Total assets	816,057	(527)		815,530

Equity and liabilities
Equity attributable to owners of the parent
Share capital	25,500	-		25,500
Share premium	318,153	-		318,153
Other reserves	246,303	-		246,303
Accumulated deficit	(233,295)	2,101		(231,194)
Total equity	356,661	2,101		358,762
Non-current liabilities
Contingent consideration and contingent value rights	81,113	-		81,113
Deferred tax liability	17,772	(2,628)	16d	15,144
Long term loan	93,395	-		93,395
Convertible notes	105,788	-		105,788
Provisions and other liabilities	4,049	-		4,049
Total non-current liabilities	302,117	(2,628)		299,489
Current liabilities
Trade and other payables	149,734	-		149,734
Provisions and other liabilities	7,545	-		7,545
Total current liabilities	157,279	-		157,279
Total liabilities	459,396	(2,628)		456,768
Total equity and liabilities	816,057	(527)		815,530

The above adjustments to the statement of financial position relate to the completion of the fair value assignment to identifiable assets and liabilities acquired as part of the Chiasma acquisition, the following adjustments have been reflected in the condensed consolidated financial statements:
a)   The adjustments to goodwill are a consequence of the fair value adjustments described in more detail below, which primarily relate to the measurement of intangible assets, valuation of inventory and associated deferred tax liabilities.
b)   The fair value of intangible assets acquired, consisting of developed technology for Mycapssa®, was adjusted as a consequence of the detailed review and update to the expected future usage of inventory, the valuation of which was a factor in determining the fair value of acquired developed technology. See more detail on the update to the inventory valuation below.
c)   Fair value of inventory recognized at the date of acquisition was updated to reflect the results of detailed reviews of both raw material, work in process and finished goods acquired. This involved a review of the expected timing of transition from usage of acquired finished goods to usage of new inventory, including the review of expected timing of manufacture runs and the review of expected inventory usage. Additionally, a review was conducted on the demand and production that would be saleable in the future. The review resulted in a change in the assumptions and estimates regarding the usage of acquired inventory, leading to a decrease in the estimated usage of acquired inventory and consequently resulting in a decrease in the fair value of acquired inventory.
d)   Deferred tax was updated to reflect the above changes to the fair value of the inventory and of intangible assets.

As noted above, IFRS 3 requires fair value adjustments to be recorded as if the accounting for the business combination had been completed at the acquisition date. Consequently, the comparative information for prior periods presented in financial statements were revised, including changes in inventory fair value step-up amortization, intangible amortization and deferred tax effects recognized in completing the acquisition accounting. The impact on the income statement of the fair value adjustments for the year ended December 31, 2021, is shown below:

	Year ended December 31, 2021
	As previously reported	Adjustments	Note	As Restated
	US$’000
Revenue	222,543	-		222,543
Cost of sales	(106,119)	(1,254)	16e	(107,373)
Gross profit	116,424	(1,254)		115,170
Research and development expenses	(37,729)	-		(37,729)
Selling, general and administrative expenses	(91,995)	-		(91,995)
Restructuring and acquisition costs	(16,947)	-		(16,947)
Share based payment expenses	(8,341)	-		(8,341)
Operating loss before finance expense	(38,588)	(1,254)		(39,842)
Non-cash change in fair value of contingent consideration	18,407	-		18,407
Non-cash contingent value rights gain	41,525	-		41,525
Net finance expense - other	(27,906)	-		(27,906)
Loss on ordinary activities before taxation	(6,562)	(1,254)		(7,816)
Tax credit on loss of ordinary activities	7,562	3,355	16f	10,917
Profit for the year attributable to the equity holders of the Company	1,000	2,101		3,101
Exchange translation differences which may be reclassified through profit or loss	4,423	-		4,423
Total other comprehensive profit	4,423	-		4,423
Total comprehensive income for the year attributable to the equity holders of the Company	5,423	2,101		7,524

The above adjustments relate to the impact on the statement of comprehensive loss as result of the fair value adjustments following the completion of the fair value assignment to identifiable assets and liabilities acquired as part of the Chiasma acquisition.

Non-cash adjustments to the statement of comprehensive loss:
e)   Cost of sales has been adjusted for the impact on the non-cash amortization of inventory fair value step-up and acquired intangibles, for the period from the date of acquisition to the year end, as a result of the update to acquired inventory and intangible fair values following the finalization of acquisition accounting for the Chiasma acquisition. See Note 16b and 16c, above, for further detail on the fair value adjustments to acquired inventory and intangible assets.
f)   As a result of a change in the measurement of the deferred tax liability at the acquisition date, there was a non-cash adjustment to the tax charge for the period from the date of acquisition to the year end.

17. Events after the reporting period

There were no significant events since the end of the reporting period.